Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The following is a transcript of the UBS 44th Annual Global Media & Communications Conference combined session by CenturyLink, Inc. and Level 3 Communications, Inc.:

CenturyLink, Inc. NYSE:CTL

Company Conference Presentation

Monday, December 05, 2016 3:00 PM GMT

Presentation

Batya Levi

UBS Investment Bank, Research Division

Take your seats. We’ll get started now. Thanks, everyone, for joining. I’m Batya Levi with the UBS telecom team. Next, we have Stewart Ewing, Executive Vice President and Chief Financial Officer for CenturyLink. Stewart, thank you for joining us.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Thank you, Batya.

Batya Levi

UBS Investment Bank, Research Division

So each year, we start off with sort of a new — same question, if you can talk about what you had been focused last year and what’s the strategy for CenturyLink going forward. Obviously, you had a deal. If you can just provide a quick update, that’d be great.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Okay. Well, so our first focus is really the Level 3 transaction and working through the process of starting the approvals, which we’re into at this point, and we’ll file certain of the requests for approval in mid-December. The remainder of them will get filed in January. So we feel like we’re well on the way. We’ve each appointed a transition lead and are well under the way in terms of organizing the transition efforts. So that’ll take a lot of focus for us over the course of the next 12 months or so from now until closing.

Second, our focus really remains on trying to drive long-term revenue growth as well as EBITDA stability. To that, we basically have 4 initiatives that we had in 2016, which will continue actually into 2017 as well. The first of which is to really maximize the penetration where we have assets today, where we’ve enabled the networks for higher speeds and also sell adjacent services to our customers. So we’ll basically be leveraging localized marketing efforts to add more customers to the network.

Create great customer experiences from the standpoint of working to further digitize the experience that our customers receive from us, make it easier to do business with, and in fact, which we think long term will serve us well in terms of customers, as well as enables us to take cost out of the business over the long term as well.

And then thirdly, continue to really invest with discipline in our network and really focus on the network, because that’s our primary asset. That’s the asset that we’re going to basically be able to drive a lot of value for shareholders with. And so we’re investing in our top 25 markets to be able to provide a 40 meg or better to 90% of the homes that we passed and 100 meg or better to about 70% of the homes that we pass. So over the next 2.5 years, we think we can significantly improve the speeds that our customers have access to, and we think that will be good for us and good for our customers and good for our shareholders from a revenue generation standpoint.

And then work to continue to get operational efficiencies. We’re basically in the process now of getting a 7% to 8% reduction in compensation associated with reduction in force that we’re doing that we’ve — to a certain degree, been able to do because of some of the automation that we’re doing, and hopefully, we’ll be able to further reduce the number of people required in our business to really provide services to our customers over time as we automate some of the processes that we have today.

Batya Levi

UBS Investment Bank, Research Division

Okay. Maybe we could start off with the Level 3 acquisition. Can you provide a little bit more color on what the main strategic reason for the deal was. And also, I know this is a question for Level 3, but from your point of view, why do think the time was right for them to sell?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

So from the standpoint of the major strategic reasons for this acquisition, really, it gives us just a significant scale in the enterprise business and positions us as second to AT&T in terms of providing services to enterprise customers. So we’ll basically be ahead of Verizon in terms of the revenues that we generate from enterprise customers. So about 70% of the new company’s revenue, 75% of the new company’s revenue will be associated with these enterprise customers. So that was a really strategic reason for us to be able to do this transaction.

Additionally, the synergies associated with the transaction are about $975 million a year on a run-rate basis, $850 million being operating expense synergies with $125 million being capital expenditures synergies. And both we and Level 3 have been very successful in the past in terms of hitting the synergy targets that we initially outlined, and we believe these targets are well within reach. Additionally, as those of you who have followed CenturyLink understand, we have basically utilized all of the net operating loss carryforwards that came along with the Qwest transaction. So we’re in a position of becoming a significant cash taxpayer. Level 3 brings along with it about $10 billion of net operating loss carryforwards that we’ll be able to use in the first 4 to 5 years or so after closing, which will significantly contribute to helping us generate free cash flow. Thirdly, it does position us to be able to increase the financial stability of our company long term from the standpoint that our dividend payout ratio 4 years out or so will be down hopefully in the 60% range if our projections are accurate in terms of what we think we can do with our business as well as the Level 3 business. Thirdly, it really increases over the longer term financial flexibility that we believe we’ll have because we’ll be able to, although we lever up to about 4x debt-to-EBITDA to start with, 3.7x on a full synergy realized run-rate basis, we think we can get that down to our leverage target, which really hasn’t changed, of 3x debt-to-EBITDA within about 4 to 4.5 years or so.

Batya Levi

UBS Investment Bank, Research Division

Okay. Maybe starting off with the synergies on that discussion, the — you mentioned that you’ve always beaten your synergy targets. You have a pretty good line of sight for that. Is — first, do you think this number is conservative? And then if it is, where do you think the upside could come from?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

It’s really a little too early to tell whether the number’s conservative or not. We believe it’s certainly in line with past history. It’s about 5% of pro forma cash expenses, which is really very similar to what we experienced in the Qwest and the EMBARQ transactions and I think similar to those that Level 3’s been able to achieve with respect to the Global Crossing and Time Warner Telecom acquisition. So we think they’re achievable and hopefully somewhat conservative, but it’s a little too early to tell at this point. In terms of the areas of the synergies, first, we’ll have the — just the overlap and overheads that we typically have, the duplicative functions associated with running 2 public companies. Secondly, we’ll have pretty significant, we believe, network synergies from the standpoint of being able to transition certain customers from being off-net, either for us or Level 3 today, to being on-net. So that will bring probably about 40% to 50% or so of the operating expense synergies that we expect to achieve.

I didn’t answer the question about why now for Level 3. I’m sorry, I missed that.

Batya Levi

UBS Investment Bank, Research Division

I was going to get by...

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

But just being with Sunit over the course of the last few weeks, the way he’s answered that question is really we spent quite a bit of time of the synergies, so they got comfortable with the synergies. And that was a — that’s a big number, I mean, to both of us, and they also believe that increased scale is required in order to continue to be successful with continued consolidation in our industry with Verizon recently getting approval to close the XO transaction. So the scale, they believe, is important, too, and we help one another out in the U.S. from a scale standpoint, but we also help one another out in Europe as well. And we think it’s important to — and we think that there’s significant revenue synergies that we can get associated with the transaction, where CenturyLink, for instance, have customers today that we’re serving in the U.S., but we really can’t serve them in certain global locations that they want to go to. With Level 3’s network being in over 60 countries, it gives us a great opportunity, I believe, to serve our customers who are a better customer for CenturyLink today than they are for Level 3 because being able to provide a more global service to them as opposed to just the U.S.-based service that, in certain cases, we have today.

Batya Levi

UBS Investment Bank, Research Division

So I wanted to follow up on that. How important was your standalone output for each company for the revenue trajectory? So does that play into it as well as you benefit from scale and synergies, you can employ some of that for driving to get better share?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Well, we believe hopefully that we can use the scale to drive better share. As you all know, we’ve talked about getting to revenue stability for some time now, and we’ve talked about the transactions that we were looking for, and I think this one really fits the bill from the standpoint of although they’ve had a couple of quarters that we believe are very easily explainable in terms of why their revenue has stagnated to a certain degree, we’re comfortable that they can continue to grow revenues over time, and this can hopefully add to and enhance our ability to be able to get to revenue stability and revenue growth, and ultimately, EBITDA stability and EBITDA growth.

Batya Levi

UBS Investment Bank, Research Division

And as a standalone CenturyLink before the deal, did you still have that target for revenue stability? Or was that also pushed out?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

We still have that target. I guess, we’ll have to wait until we give — we’ll give ’17 guidance on our call in February on a standalone basis, and we’ll see where we’re able to get to there. But this definitely played into that in terms of again allowing us, we believe, to get to revenue stability and revenue growth. The other thing is, just right out the gate, from closing, it’s free cash flow-accretive or free cash flow per share basis even in the first year. So — and that’s even with the cost associated to achieve synergies offset by the synergies that we would expect to get in the first year.

Batya Levi

UBS Investment Bank, Research Division

I want to get back to the revenue translator, but maybe sticking with the next year ahead and the integration planning that you will go forward with, how much do you think it would cost? And is that — how will you prepare for a potential disruption that could happen once you close the deal?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

So the cost to achieve the synergies is about 75% of the synergies. It’s some $675 million, $680 million or so. Most of that will be incurred probably in the first 3 years, which we expect to receive probably about 80% of the OpEx synergies over the course of the first 3 years as well. So again, we believe that we probably, outside of maybe the first 6 months or so, won’t be upside down in terms of what we’re spending to get synergies versus the synergies that we’re actually achieving on an as-realized basis.

Batya Levi

UBS Investment Bank, Research Division

What will be the pace of that in terms of the integration and also the synergies?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

So we haven’t really defined the pace other than we’ll get about 80% of the synergies in the first 3 years. But your synergies associated with really duplication of effort are — really come out pretty well in the first year. The network synergies will take more — we’ll have more of a tail on that, maybe 2 years, 3 years in terms of being able to achieve those synergies just from the standpoint that in some cases — well, anytime there’s a customer involved in a network synergy, basically, you have to get the customer’s permission to be able to transition their network from off-net to on-net. So — but Level 3’s very adept at doing that. They demonstrated that in the Time Warner Telecom merger.

Batya Levi

UBS Investment Bank, Research Division

Okay. What about the regulatory process? Are you anticipating any concessions, any divestitures or — and also the timing? I think you were planning close that the end of the third quarter. Is that achievable given the change in the administration right now?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So we believe it’s still achievable to close hopefully by the end of September of ’17. So we’re in the process of working on the regulatory filings, and now we expect to file with the Hart-Scott-Rodino Act filing with the Department of Justice in mid-December. We expect to make state filings in the 6 states that we believe we’ll have the longest approval process, sometime in mid-December to late December as well. We’ll talk to 3 or 4 other states that we think might have somewhat of an extended approval process but not as long as the ones we’re going to actually file for in December. January, we expect to be able to make the remainder of the filings associated with the regulatory approval process. In terms of the S-4, we would expect to be able to file it, hopefully, within the next 2 weeks as well. And dependent upon whether we get a review by the SEC or not, that will determine when we set our shareholders’ meeting. But hopefully, we can have a shareholders’ meeting sometime in late February or March to get the transaction approved by the shareholders. We’re fortunate in the process. We received a commitment from the Singapore telephone group to — who own 18% of Level 3 to vote in favor of the transaction. So in terms of what we expect to have to give up in the regulatory process, we’re in the process of looking at overlapping assets now. Where we’ll potentially have the most overlap, I think, probably will be in some of the markets where we’re the local exchange carrier, larger markets such as Minneapolis, Denver, Seattle, Portland, Phoenix, Salt Lake. But those markets have significant competition. So we think we can allay all the concerns, and we think that this will be good for consumers in the long term and not really harm our competitors. The — if you think back to what we had to do when we bought Qwest, where we were CLEC in some of their markets, in the cases where we had the only couple of — only 2 building entrances or entrances into a building, we ended up agreeing to sell the CLEC’s capacity for a stated period of time for a flat rate, and we’re able to not have to divest of any assets. We don’t think we’ll have to divest of any assets at this point, but we haven’t made our filing yet or had a response yet on that.

Batya Levi

UBS Investment Bank, Research Division

Okay. One question that keeps coming up about the deal is retention of talent, salespeople. I think even Level 3 had some disruption after they closed the Time Warner Telecom deal. And also how to plan for potential revenue dissysnergies that you could have after the close. Can you talk a little bit about those 2 items?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So from a — the integration of our 2 companies is a little bit different than most of the integrations that we’ve done in the past, where there’s not been much of an overlap. Here, you do have an overlap from the standpoint of we have salespeople and they have salespeople that call on the same customer. So to me, one of the risks associated with our integration and one of the things that we’re going to pay significant attention to is how to work with our sales force to make sure that our salespeople understand that they’re a good, productive salesperson, there’s a home for them at the combined company. And we’ll figure out how best to allocate accounts and try to do that in a manner that will be least disruptive to the momentum that each of the 2 companies have and least disruptive to the customer as well. We expect to be able to set up, but we’ve not shared any customer data at this point because we really can’t. We potentially set up a clean room though to be able to start looking at accounts and start thinking about how to do that over the course of the integration, but it’ll take a little bit of time before we’re able to really focus on that too much.

Batya Levi

UBS Investment Bank, Research Division

When you look at the customer base and the type of products that you were offering when you tried to take that customer on, are there any similarities or differences that you could benefit from each other?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

So the benefits, I think, that we’ll get will be the ability to be able to save — serve CenturyLink customers, existing CenturyLink customers in markets that we’ve not really been able to serve them in the past. Additionally, Level 3 had a few products that either enhanced from the products that we have or are a little bit more mature. One of them is business VoIP. I think that there’s an opportunity there for us to gain more of our business customers who transition from the switch service to a VoIP product because their VoIP product is more advanced than ours. I think from a network managed services standpoint, in particular, the security area, they’re ahead of us from the standpoint of the products that they have there. So I think our customers can benefit from that and we’ll be able to sell that product to customers. And then from a content delivery network standpoint, we really don’t have a pity end, whereas they do, so I think that there’s an opportunity there for revenue as well.

Additionally, becoming the second largest carrier to AT&T, I believe, will give us the opportunity to take over the #1 role in terms of serving some of our customers where we are #2 positioned in accounts as to #2 or #3 or #4 player today. I think that’ll help us. There are always some revenue dissysnergies associated with customers deciding they may have too much of their business with one carrier, but we’re hopeful that from an overlap standpoint, that our customer segments, more or less, or in customer, names are differentiated enough to where we won’t have too much of that. And we think that the benefits that we’ll able to offer customers far outweighs any potential dissysnergies that we have associated with customers that feel like they have all of their eggs in one basket.

Batya Levi

UBS Investment Bank, Research Division

Right. And you’re also each other’s customers. Have you quantified what would be the sort of wise from a cash flow perspective, like on the revenue line, how much...

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So we are. We buy services from Level 3. They buy services from us. When we file the S-4 in the next couple of weeks, we’ll have a pro forma in there, and you’ll be able to — we will have quantified that at least with the periods — for the periods that you have to do a pro forma for. So you’ll able to understand what the revenue dissysnergies, so to speak, are that where we’re basically selling services to one another. But as you point out, there’s no cash flow effect on those items. Actually, we will — I told Sunit actually, there’s a synergy there, because we’ll no longer be paying commissions to sell people to sell to one another — to our folks who sell to one another, so.

Batya Levi

UBS Investment Bank, Research Division

And they weren’t paying on time, were they?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

What’s that? And they’re a slow pay. So we should be able to get some help from a collection standpoint.

Batya Levi

UBS Investment Bank, Research Division

And I think you mentioned that you will have 75,000 buildings on your network after the deal. Can you give us a sense of maybe percent of traffic or percent of revenues that will represent on that. Because I think that, that’s key to continue to improve margins for the business.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Right. Don’t have a revenue number associated with that yet, because again, we haven’t really shared any customer data and customers in specific locations and things, but we — as you pointed out, I mean, it will enable us to be able to have more customers on-net than we have today. And frankly, that’s where, again, 40% to 50% of the operating expense synergies are going to come from. So it will benefit us, not sure how much at this point. But in addition to the expense synergies that we’ll get associated with that, we think that we’ll have good revenue upside, too, because if we’re in those buildings even — so we focus on the small and midsized business customers in the areas where we lack, Level 3 really doesn’t. So I think it’ll give them the opportunity to be able to have more SMB customers in our markets and have them on-net, and then we’ll be able to pick up SMB customers outside of the LEC area to the extent we have service to one of those 75,000 buildings that happens to be outside of the area where we’re a LEC.

Batya Levi

UBS Investment Bank, Research Division

Okay. Maybe just going back to the business revenue segment. You had a long-term target out there that legacy revenues will continue to decline, but strategic will start to grow to offset that and have that enterprise line growing. You’ve come close, but I think it’s been — it doesn’t really make up for the decline that we’re seeing in the legacy side. So can you provide a little bit more color on CenturyLink standalone? Could you take that to stability, and maybe if you can allude to what you think are the reasons for Level 3 growth slowing down a little bit in the last few quarters?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So as Sunit’s explained and Jeff in the last couple of quarters, that mostly small customers associated with the Time Warner Telecom acquisition, that they transition from salespeople calling on them to calling in to a call center. And from what Sunit’s explained, that basically they feel like that they could — didn’t held that transition very well and could’ve done a better job with that, and they believe that, frankly, with the experience that we have in serving that segment of the market, that long term, that will be a real benefit to the customers that they either continue to have or have had in the past and may be able to get back. So we think that’ll be a positive.

From the standpoint of your other question about the legacy revenue in our business and enterprise segment. So we move the DS1s and DS3s from strategic to legacy. So now, about 50%, a little less than 50% of our revenue is legacy in our business segment. And of course, that continues to decline. That will be reduced to about 35% of revenue on a combined basis when we’re combined with Level 3. So it’ll pretty significantly reduce the — by 15 percentage points or so, the legacy revenue that we have. We think that hopefully with the business VoIP product that I mentioned earlier that Level 3 has, that, that will enable us to capture more of our customers that are converting to VoIP and allow us to be able to help stabilize and grow strategic revenue faster than we could otherwise grow it on a standalone basis.

Batya Levi

UBS Investment Bank, Research Division

Okay. Can you talk a little bit about the competitive environment? And recently, we’ve seen a lot of M&A both on the ILEC side, but also on enterprise. Do you think we’ll get to see — we will get some more rationale in the competitive environment going forward?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

So the — with all the mergers that have happened with the cable companies as well as in the CLEC areas, competitors actually are stronger today. They may not be as many, but they’re stronger, and we believe that, that’s good for consumers long term. So we think that together with Level 3, we’ll be able to be very competitive. I mean, the way they’ve built their network with the ability they have to overbuild their network and add capacity at a fairly low cost should enable us to be a lower cost provider going forward, which will not only benefit our ability to compete, but it will benefit our customers as well.

Batya Levi

UBS Investment Bank, Research Division

Okay. I guess one question on — before I get to my Consumer questions, any thoughts of potentially splitting the company in terms of enterprise versus Consumer? Now it’s just under 25% of your revenues, is it important to keep that presence?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

The consumer business is important to us, and it provides good cash flow for us. It provides scale to us, especially in markets, and it all rides over one network. So yes, we’ve looked at the potential for splitting some of that off at times in the past, and the other issue that you have associated with that is any regulatory givebacks associated with getting the approvals to be able to do that. So we’re really not even considering that at the time. What we are considering — and today, basically, we have one person that’s responsible for both enterprise and Consumer. I think we could bring more of a focused effort to Consumer within our company by potentially having a leader of our Consumer business, which we are thinking about discussing somewhat internally potentially as part of the way to integrate Level 3 and haven’t made any decisions on that yet, but we will have, I think, someone more focused on Consumer because we don’t want the fact that we’ll be 75% enterprise to really completely make us completely take our eye off the ball on the Consumer business.

Batya Levi

UBS Investment Bank, Research Division

Right. Maybe on the flip side, is there any value on potentially adding more scale in Consumer to drive synergies and employing that towards growth?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

From our standpoint, I mean, we’ve been focused on a way to get to revenue stability and revenue growth, and it’s hard — you can get synergies out of other LEC acquisitions, but it’s hard to get revenue growth, especially on the Consumer side. So I mean, at this point, we’re really focused on the Level 3 transaction. We’re focused on the benefits that, that can bring to our combined group of shareholders and our customers and our employees. So that’s really where our focus will be today, and we’ll be really focused on getting that transaction closed.

Batya Levi

UBS Investment Bank, Research Division

Okay. On broadband, I guess, the subscriber trends have been a little bit weaker than anticipated. And probably it’s by design as you tightened the credit spenders. Going forward, do you think you can continue to grow that base of broadband subscribers?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So we do believe we can continue to grow the broadband base. We — as we indicated on our last call — earnings call, that we’ve seen improvements on a monthly basis through October. So...

Batya Levi

UBS Investment Bank, Research Division

Will that continue?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

That’s good. We’re hopeful that, that can continue. I can’t say right now, but we’re hopeful that, that can continue. We do believe though that with the enhancements that we’re making to the network that I enumerated earlier within the next couple of — 2.5 years or so, at least in the top 25 markets having 70% of our customers be able to get 100 meg or better will really help us from a competitive standpoint. I mean, we’ve had studies. We’ve had others look at this for us, and basically I mean, even a Brady Bunch-type family with everyone using high-speed Internet and downloading videos and streaming videos and gaming, 60 to 80 megs at the home is plenty of capacity for someone, and our network can deliver that on a basis of that’s the speed you’ll get, unlike some of the cable networks where basically if you get home at 6 in the afternoon or 7 and want to get on the Internet and stream video, and there are a lot of other users on there because there’s a shared network, to a large degree, their speeds are not as deliverable as advertised, more or less. So we think what we’ll have to offer will be fine. And we think that the investment that we’re making in network will help our small business — small and midsized business customer base, too, and enable us to be able to take market share there from the cable companies over time.

Batya Levi

UBS Investment Bank, Research Division

Okay. How important is video to the bundle? Do you make a distinction between being a player from a linear distribution perspective or maybe having a virtual MVPD kind of products out there?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So we’ve been — we’re currently trialing an over-the-top video product that we’ve developed, didn’t know that AT&T was developing one, too, otherwise, we would just talk to them about potentially reselling theirs, so they may very well do that. But we expect to roll our product out some time in early ’17. We don’t expect to — we expect to make some margin on this, but we expect to be able to get much wider distribution of this. And it’s really more of what people are going to be looking for I think, what consumers will be looking for. It will operate if you have 10 meg or better, as opposed to our Prism TV today, which is a more cable-like service which requires 25 meg. So we’ll have a huge footprint that we can provide this product to. It’s over-the-top; app-driven, basically from a smart TV with a Roku device so — and we think we’ll have — and we’ll have local channels that we can deliver as well. So — and we think that at least for some time, that may be a differentiator of our products. So why we’re interested in video is basically it enables us, and this will be a skinny bundle, too, so it’ll be fewer — much fewer channels than you can get with a linear service. But what we’re really interested in is driving broadband growth, and we think that, that will enable us to be able to drive broadband growth over time. The other, I guess, positive that we have and should have from a broadband growth standpoint are the CAF II monies that we’re spending today. So we’ll pass about 1.2 million homes when that program is completed, and we’ll have 10 meg down and 1 meg up, and again these are markets that are much less competitive, that and either didn’t have Internet service today other than through a wireless connection or had 1.5 meg or lower capacity. So we think that we should start seeing some improvements in terms of broadband adds that we get from the CAF II markets that we’re building out.

Batya Levi

UBS Investment Bank, Research Division

That will be next year, that’d be a good start to see some improvement on the broadband adds based on the CAF footprint expansion?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

That would really be part of the improvement that we expect to see in our broadband adds.

Batya Levi

UBS Investment Bank, Research Division

Okay. And Prism TV, do you anticipate expanding that footprint beyond where you are right now?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

The Prism footprint? No. At this point, we’re going to continue serving the markets that we’re in. Frankly, we believe over time, the over-the-top product might replace the Prism product. We’re not going to discontinue selling it right now, but we think that with the price point we can get to on the over-the-top, if we can get the channels — and we’ve done research, if we can get the channels delivered that consumers seem to really want and be critical to them, that the Prism service could potentially go away over time.

Batya Levi

UBS Investment Bank, Research Division

Okay. And maybe in terms of the CapEx if you’re not going to allocate that much on the Prism TV and data centers are selling them, so that CapEx is freed up, how should we think about the overall capital intensity of the business going forward?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So we’re still looking probably at about $3 billion in 2017. We’re in the process of working through the capital budgets now, but we think that it’s important to keep investing in the network to really deliver higher speeds to our consumers and our business customers. A good part of our capital expenditures are focused on — success-based as well with respect to our enterprise customers. The other thing I want to point out too is although we are selling the data center businesses, which really, it’s a co-location business, which is about $600 million of revenue a year, we’re retaining the managed services business. And really, that’s a service that Level 3 doesn’t have. So there’s some benefit we think we can provide to their customers over time by providing more of a managed services and moving them to the cloud or between cloud providers, which we have a capability to do today.

Batya Levi

UBS Investment Bank, Research Division

So we already know that’s not going to be very capital-intensive business.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Not a very capital-intensive business, no.

Batya Levi

UBS Investment Bank, Research Division

Okay. I guess we’ll get 2017 guidance beginning of next year, but once the deal closes, do you anticipate the new company growing revenues on day 1?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Well, we each really have to give our guidance for ’17 or so, and we’ll just see how it adds up and what it looks like, but it should certainly help our standalone revenue guidance.

Batya Levi

UBS Investment Bank, Research Division

Right. Okay. And I want to take it to the next level, because you always had the guidance that once revenue stabilizes, 12 to 18 months later, you’ll have EBITDA stability and potentially growth. But does that — has that guidance accelerated now? Like even if you are about-stable revenues, can we see the EBITDA boost sooner than expected given all the synergies?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

So I haven’t really looked at it that way, but with the synergies, you could potentially see EBITDA growth sooner if you get revenue stability and revenue growth out. What I’ve said the last 2 or 3 years is we have to get — EBITDA stability and growth is really a combination of the 3 components. One, we have to reduce the rate at which we’re losing the legacy revenue. That should happen over time naturally as that revenue becomes smaller and smaller. Secondly, we need to be able to grow our strategic revenue faster than we’re growing it today. It’s lower margin, but it needs to be growing faster than it’s growing today and offset the legacy revenue losses and even — and provide some level of revenue growth. And then the third thing we need to do is we need to be able to continue to really manage our expenses well, and as you lose legacy revenue, manage those expenses that are associated with that down.

Batya Levi

UBS Investment Bank, Research Division

Okay. Maybe just we have 2 minutes left, a wrap-up question in terms of how you approach the priorities in terms of use of cash. And if you could think about what will be the main focus in terms of lowering leverage or keeping the dividend payout at a certain level, CapEx as you integrate the 2 companies.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So from a CapEx standpoint, we spend about $3 billion a year. They spend between $1.3 billion and $1.4 billion a year. So we think that we will be able to hopefully re-prioritize our capital to more high value-added, revenue-accelerating opportunities, cash flow-growing opportunities. From the standpoint of leverage, we do expect to hopefully to maintain the target of 3x that we have today. We’ll lever up to 4x, 3.7x full run rate synergies. But again, expect with the free cash flow that we can generate to pay that down over time — debt down and have EBITDA growth such that we get to 3x, so that 4 years out or so plus or low possibly. And at the — while at the same time, at the current dividend per share rate, decreasing the dividend payout ratio down to 60% or so, which we think is a very reasonable level. So we think all of that’s very achievable, which should be very beneficial over the long term for our shareholders and for our debt holders and our employees and our customers as well. So we think it’s just a — this is really good transaction. We’re really excited about it. It’s probably in the 33 years or so that I’ve been with the company, it, to me, provides more opportunity than we’ve ever had with anything that we’ve done in the past.

Batya Levi

UBS Investment Bank, Research Division

Great. That’s a great wrap-up. Thanks so much, Stewart.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Thank you.

Batya Levi

UBS Investment Bank, Research Division

Thank you.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “expects,” “projects,” “plans,” “intends” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed transaction or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Level 3 plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus and the filings that will be incorporated by reference in the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by

CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.